UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file no. 333- 101259 and file no. 333-208152), except for the information under the heading “2016 Annual Report”.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse publishes its Annual Report 2016 and Agenda for the Annual General Meeting of Shareholders on April 28, 2017

The 2016 Annual Report will be available online at 07:00 CET today. Additionally, Credit Suisse publishes its 2016 Corporate Responsibility Report and Company Profile.

The Board of Directors of Credit Suisse Group AG today published the Agenda for the Annual General Meeting on April 28, 2017 which includes, among other things:
•
Proposal for a distribution to shareholders for the 2016 financial year of CHF 0.70 per registered share in the form of either a scrip dividend, a cash distribution or a combination thereof, at the discretion of the shareholders.

•	Proposal to increase the level of authorized capital in order to service the 2017 scrip dividend.
•	Approval of the compensation of the Board of Directors and the Executive Board and consultative vote on the 2016 Compensation Report.
•	Proposal for election of Andreas Gottschling and Alexandre Zeller as new members of the Board of Directors for a term of office of one year.
•
Noreen Doyle and Jean Lanier, upon reaching the respective tenure limits, and Jassim Bin Hamad J.J. Al Thani will not stand for re-election to the Board of Directors. Noreen Doyle will continue to serve as chair of Credit Suisse International and Credit Suisse Securities (Europe) Limited, our UK subsidiaries.

•	The Chairman and all other members of the Board of Directors are standing for re-election.

Subsequent event related to full year 2016 earnings
•
Credit Suisse has entered into a settlement in principle to resolve the residential mortgage-backed securities (RMBS) matter with the National Credit Union Administration Board (NCUA). This adjusting event after the reporting period has resulted in an update of its reported full year 2016 results.

Zurich, March 24, 2017 Credit Suisse Group AG and Credit Suisse AG today published their 2016 Annual Report, which includes Credit Suisse’s audited financial statements and Compensation Report. The Corporate Responsibility Report and the Company Profile have also been published. Further, the Board of Directors of Credit Suisse Group AG today announced its Agenda for the Annual General Meeting on April 28, 2017.

Media Release
March 24, 2017 Page 2/6

Update of reported full year 2016 results
Credit Suisse’s preliminary results for 2016 were updated to reflect an additional after-tax charge of CHF 272 million due to an increase in litigation provisions by CHF 300 million for a settlement in principle to resolve the RMBS matter with the NCUA. As a result, this adjustment increased 2016 net loss attributable to shareholders to CHF 2,619 million in 4Q16 and CHF 2,710 million in 2016 compared to a net loss of CHF 5,828 million in 4Q15 and CHF 2,944 million in 2015. Credit Suisse’s reported look-through CET1 ratio was 11.5%, and the look-through CET1 leverage ratio was 3.2% as of the end of 2016 after reflecting this charge.

Distribution payable out of capital contribution reserves
The Board of Directors proposes, subject to the shareholders’ approval to increase the authorized capital for scrip dividends, a distribution of CHF 0.70 per registered share payable out of capital contribution reserves for the 2016 financial year in the form of either a scrip dividend, a cash distribution or a combination thereof. This allows Credit Suisse Group AG to pay a distribution to shareholders, while in respect of those shareholders electing shares retaining regulatory capital in view of the increased regulatory capital requirements. Shareholders will be entitled to elect to either receive new shares (free of charge), subject to any legal restrictions applicable in their home jurisdiction, or to receive a cash distribution in the amount of CHF 0.70 per registered share or a combination thereof. Should no election be made, the distribution will be paid out entirely in cash.

The delivery of both the new shares and the cash distribution is scheduled for May 30, 2017. The issue price of the new shares will be determined based on the five-day average of the daily volume weighted average prices from May 18, 2017 to May 24, 2017 of the shares of Credit Suisse Group AG listed on SIX Swiss Exchange AG, less a discount of 8%.

In the event that the Annual General Meeting of Shareholders does not approve the increase of authorized capital to cover the 2017 scrip dividend, no distribution will take place.

Further information on the scrip dividend can be found in the "Shareholder Information – Summary Document", which is available on the Credit Suisse website at: www.credit-suisse.com/agm.

Authorized Capital for Scrip Dividend
The Board of Directors will propose to the Annual General Meeting of Shareholders to set the level of authorized capital in order to service the 2017 scrip dividend.

The Board of Directors proposes to set the level of authorized capital at CHF 9,520,000 (equivalent to 238,000,000 registered shares) from the current CHF 6,299,274.64 (equivalent to 157,481,866 registered shares) representing an increase of 80,518,134 shares in order to service the 2017 scrip dividend and that Art. 27 of the Articles of Association be amended accordingly. In the event that the shareholders do not approve this proposal, no distribution will take place.

Approval of the compensation of the Board of Directors and the Executive Board
In accordance with the requirements of the Ordinance against Excessive Compensation with Respect to Listed Stock Corporations, the Annual General Meeting of Shareholders votes separately and with binding effect on the overall compensation of the Board of Directors and the Executive Board.

The Annual General Meeting of Shareholders approves on an annual basis the compensation of the Board of Directors in advance and for the period until the next ordinary General Meeting of Shareholders. To

Media Release
March 24, 2017 Page 3/6

ensure flexibility when aligning the approval periods with the compensation plans, the Board of Directors sets out in its proposal to the Annual General Meeting of Shareholders whether approval with regard to the compensation of the Executive Board by the Annual General Meeting of Shareholders is prospective or retrospective and for which periods the approvals would apply. For the 2017 Annual General Meeting of Shareholders, the Board of Directors has decided to present the fixed compensation and the long-term incentive compensation for the Executive Board to the Annual General Meeting of Shareholders for approval in advance, while the short-term variable compensation components are to be approved retrospectively.

The Board of Directors proposes for approval a maximum compensation for the Board of Directors of CHF 12.5 million for the period until the 2018 Annual General Meeting of Shareholders. Additionally, the Board of Directors proposes the approval of the aggregate amount of CHF 25.99 million for short-term variable compensation for the Executive Board for the 2016 financial year. The Board of Directors also proposes approving a maximum amount of CHF 31.0 million for fixed compensation for the Executive Board for the period until the 2018 Annual General Meeting of Shareholders and the maximum amount of CHF 52.0 million for long-term variable compensation for the 2017 financial year.

Consultative vote on the 2016 Compensation Report
Consistent with our practice in prior years, the 2016 Compensation Report, which is part of Credit Suisse Group AG’s Annual Report, will be presented to the Annual General Meeting of Shareholders for a consultative vote.

Changes to the Board of Directors
The Board of Directors of Credit Suisse Group AG is proposing Andreas Gottschling and Alexandre Zeller as new non-executive Board members at the Annual General Meeting of Shareholders on April 28, 2017 for a term of office of one year. Andreas Gottschling has longstanding international experience, proven leadership skills and profound knowledge in risk management and regulatory capital issues. Alexandre Zeller has an excellent track record in the financial services industry and a wealth of experience, particularly in our important Swiss home market.

Andreas Gottschling was a member of the management board and chief risk officer of Erste Group Bank AG, Vienna, from 2013 to 2016. From 2012 to 2013, he was a senior advisor in the risk practice at McKinsey & Company, Zurich. Prior to that, he was with Deutsche Bank in London and Frankfurt, as a member of the Risk Executive Committee and Divisional Board from 2005 to 2012, with additional responsibility as Global Head of Operational Risk from 2006 to 2010. From 2003 to 2005, he held the role of Head of Quant Research at LGT Capital Management in Pfäffikon. From 2000 to 2003, he was a consultant at Euroquants, Frankenthal, and a Professor of Finance at Washington State University, Washington. He started his career at Deutsche Bank Research in 1997. Prior to that he studied Mathematics and Economics at Albert-Ludwigs University of Freiburg im Breisgau and Harvard University, and holds a Master and a PhD in Economics from the University of California, San Diego. Andreas Gottschling is a German citizen.

Alexandre Zeller was appointed chairman of the board of directors of Credit Suisse (Schweiz) AG with effect from October 1, 2016. Prior to that, he was chairman of the board of directors of SIX Group AG from May 2013. After completing his studies at the University of Lausanne (Business Administration) and Harvard Business School in Boston (Advanced Management Program), he worked in International Operational Audit at Nestlé in Vevey from 1984 to 1987. He subsequently held various functions at Credit

Media Release
March 24, 2017 Page 4/6

Suisse in Zurich until 2002, during which time he was appointed to the executive board of Credit Suisse Private Banking in 1999 and to the position of CEO Private Banking Switzerland in 2002. After working as the CEO of Banque Cantonale Vaudoise in Lausanne from 2002 to 2008, he then moved to HSBC Private Bank (Suisse) in Geneva, where he worked until 2012 as the CEO, Country Manager Switzerland, and the Regional CEO Global Private Banking EMEA. Since 2012, Alexandre Zeller has held mandates as a professional board member with various companies and foundations in Switzerland. Alexandre Zeller is a Swiss citizen.

Noreen Doyle and Jean Lanier, upon reaching the tenure limits, and Jassim Bin Hamad J.J. Al Thani will not stand for re-election to the Board of Directors of Credit Suisse Group AG.

Chairman Urs Rohner and the other members of the Board of Directors will stand for re-election for a term of office of one year.

Invitation to the Annual General Meeting and Publication of Agenda
The invitation and Agenda for the Annual General Meeting of Shareholders as well as a letter from the Chairman of the Board of Directors to shareholders are available on the Credit Suisse website at:
www.credit-suisse.com/agm.

2016 Annual Report
The 2016 Annual Report contains a detailed description of the Group’s strategy, organizational structure, corporate governance, including compensation policies, and treasury and risk management framework. Also, it includes a review of the Group’s operating and financial results accompanied by Credit Suisse’s audited annual financial statements.

Credit Suisse publishes its 2016 Corporate Responsibility Report and Company Profile.
The 2016 Corporate Responsibility Report describes how Credit Suisse Group AG assumes its various responsibilities as a bank towards society and the environment. The 2016 Company Profile contains a summary of Credit Suisse Group AG’s strategic direction and organizational structure.

All publications are available for download from 07:00 CET today and hard copies can be ordered free of charge at: www.credit-suisse.com/annualreporting.

The 2016 Annual Report on Form 20-F will be filed with the US Securities and Exchange Commission during the course of today, March 24, 2017, and will be available for download at:
 www.credit-suisse.com/sec.

1Q17 earnings release
Credit Suisse will announce its first quarter 2017 earnings results at 07:00 CET on April 26, 2017.

Media Release
March 24, 2017 Page 5/6

Information
Christoph Meier, Media Relations Credit Suisse AG, tel. +41 844 33 88 44, media.relations@credit-suisse.com
Adam Gishen, Investor Relations Credit Suisse AG, tel. +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in about 50 countries worldwide. The group employs approximately 47,170 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

A “Shareholder Information − Summary Document” containing a more detailed description of the option to receive the distribution in new shares is available to shareholders of Credit Suisse Group. The conditions for the exercise of the scrip alternative, including possible restrictions to its availability to some Credit Suisse Group shareholders, are specified in such “Shareholder Information − Summary Document”. This media release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This media release does not constitute a prospectus within the meaning of any applicable law. Eligible shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group as part of the 2016 distribution solely based on the terms and conditions of the 2016 distribution and the additional information contained in the relevant documents. This media release does not constitute a recommendation to shareholders to elect to receive new shares of Credit Suisse Group as part of the 2016 distribution. Eligible shareholders are furthermore advised to consult their bank, tax or financial advisor before making any decision.

As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;

Media Release
March 24, 2017 Page 6/6

–
the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;

–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	the risk of cyberattacks on our business or operations;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	the potential effects of proposed changes in our legal entity structure;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings and other contingencies; and
–	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Stephan Flückiger
Stephan Flückiger
Date: March 24, 2017		Director